UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WIND RIVER SYSTEMS, INC.

(Name of Subject Company)

WIND RIVER SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Kenneth R. Klein

President and Chief Executive Officer

500 Wind River Way

Alameda, California 94501

(510) 748-4100

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Aaron J. Alter, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Intel to Acquire Wind River

Employee Frequently Asked Questions

For Internal-Use Only

Today’s News

Q:	What are Intel and Wind River announcing?

A:	Intel Corporation has entered into a definitive agreement to acquire Wind River Systems, Inc. Wind River will become part of Intel’s strategy to grow its processor and software presence outside the traditional PC and server markets and will become a wholly owned subsidiary of Intel maintaining its current customers, products, and operating model.

Q:	When will the deal close?

A:	The transaction is expected to close in the summer of this year (2009).

Q:	How is this acquisition strategic to Wind River?

A:	There are substantial strategic advantages to Intel owning Wind River. Becoming a wholly owned subsidiary of Intel is an opportunity for Wind River to preserve its current business model, brand and broad product portfolio, while increasing Wind River’s Intel-architecture focused sales as it gains access to the company’s technology investments, brand, employees and global sales force.

Q:	Will Wind River continue to support multiple hardware platforms?

A:	Absolutely. With Intel’s full support, Wind River will continue to innovate its broad commercial-grade product portfolio across the entire set of hardware architectures, from the multiple silicon providers, that it supports today. Wind River will continue to deliver the same world-class support to which our customers worldwide have grown accustomed and is dedicated to support the ongoing hardware compatibility that is expected from the embedded software leader.

Q:	How does this acquisition fit into Intel’s broader growth strategy?

A:	Wind River will become part of Intel’s overall strategy to grow its processor and software presence outside the traditional PC and server markets in embedded systems and mobile handheld devices.

Q:	Will the Wind River brand be retained?

A:	Yes. As a wholly owned subsidiary of Intel, Wind River will preserve its brand and separate corporate existence.

Q:	What should Wind River’s employees expect until the close of the deal?

A:	We expect that this transaction will close in the summer of this year (2009). As a result, between now and the closing of the transaction, there will be no changes in the daily activities at Wind River. In the long term, we are – and will remain – Wind River. We expect minimal changes since we’ll be a wholly owned subsidiary.

Organizational Structure

Q:	Will Wind River employees become Intel employees? Does this agreement affect the organizational structure of Wind River?

A:	Wind River will become a wholly owned subsidiary of Intel reporting to the Software and Services Group. Wind River will maintain its current customers, products and operating model.

Q:	Will there be any Wind River organizational changes after the close of the deal?

A:	As a wholly owned subsidiary, it is expected that there will be minimal changes to the business functions and organizational structure.

Q:	What does today’s announcement mean for Wind River’s employees?

A:	We expect that this transaction will close in the summer of this year (2009). As a result, between now and the transaction close, there will be no changes in the daily activities at Wind River. This agreement reinforces the strategic importance of the entire Wind River organization and product portfolio – spanning VxWorks, Linux, Tools, Test, Services and Support. In addition, this will be the catalyst for building a successful software business within Intel’s Software and Services Group.

Q:	Will Wind River employees lose their jobs after the closing?

A:	Intel is entering into this transaction in large part because of Wind River employees and their expertise. As a wholly owned subsidiary of Intel, Wind River employees will remain in their current jobs. However, in addition to our usual employment changes, there will be some redundant positions.

Q:	How does this acquisition affect my work location?

A:	Upon close of the transaction, Wind River employees will remain in their current work location(s).

Q:	Will Wind River employees have a new email address and badge ID?

A:	No. Wind River employees will maintain your Wind River email address and badge.

Q:	Will the Alameda headquarters or any Wind River offices be moved?

A:	No. Since Wind River will function as a wholly owned subsidiary, there are currently no plans to move or close any Wind River offices.

Q:	Will Wind River move to Intel’s IT infrastructure?

A:	No. Wind River will keep our existing IT systems and infrastructure.

Q:	Will Wind River’s executive and senior management teams remain?

A:	In order to further preserve Wind River’s current business model, brand, culture and technology, Wind River’s management team will remain in its current structure.

Compensation and Benefits

Q:	Will there be changes to Wind River’s compensation package?

A:	All the terms of your cash compensation package remain in effect. You will continue to have the same base salary and bonus target. However, the funding trigger on the bonus target will change to EBIT targets set by Intel.

Q:	Will there be changes to the sales team base and target?

A:	The current base and commission targets will remain in effect for Wind River’s sales teams.

Q:	Will Wind River employees receive options or RSUs from Intel?

A:	Yes. Wind River will become part of Intel’s equity program during the next grant cycle.

Q:	Will there be changes to Wind River’s employee benefits plan?

A:	No. There will be no changes to the existing benefits plan.

Q:	Can Wind River employees participate in Intel’s ESPP?

A:	Yes, Wind River employees will be eligible for this program. More details will follow upon closing of the transaction.

Q:	How does the acquisition impact Wind River’s current expense management program?

A:	We will continue to closely manage our expenses to meet EBIT (earnings before interest and tax) targets set by Intel. EBIT is also referred to as “operating earnings”, “operating profit”, and “operating income”.

Wind River Converted Stock Options

Upon close of the transaction between Wind River and Intel, outstanding Wind River stock options will be converted to options to purchase Intel stock, and Wind River restricted stock units (RSUs) will convert to Intel RSUs. Following are answers to some common questions regarding stock options and stock option conversion.

Q:	How will the merger with Intel impact my Wind River stock options and restricted stock units (RSUs)?

A:	Prior to the close of the merger, Intel will evaluate your stock options and RSUs and determine whether it will assume them. Intel’s determination will be based on what it can administer legally and through its established systems. Intel may ask for your consent to amend your equity awards so that it can prudently assume them. If Intel determines that it cannot assume your equity awards, they will be cashed out. With respect to the equity awards that Intel will assume, upon the close of the merger, your stock options and RSUs will be treated as follows:

•	Your outstanding Wind River stock options will be converted into options to purchase shares of Intel stock. The number of outstanding options you have will be multiplied by the conversion ratio as defined in the merger agreement. The exercise price will be determined by dividing the current exercise price by the conversion ratio. The conversion ratio is designed so that your net cash value (also known as “intrinsic value”) after the merger closing is approximately the same as it was immediately before the closing. The number of options and exercise price will be calculated separately for each outstanding option grant.

•	Your outstanding Wind River RSUs will be converted into Intel RSUs. The number of outstanding RSUs you have will be multiplied by the conversion ratio as defined in the merger agreement.

•	After the merger, converted options and RSUs remain subject to all other terms and conditions of the Wind River stock plan under which they were granted, unless otherwise modified.

Q:	How is the conversion ratio calculated?

A:	The merger agreement defines the conversion ratio as the total consideration Intel paid for each share of Wind River common stock ($11.50) divided by the arithmetic average of the regular trading day closing prices of Intel common stock, on the NASDAQ National Market for the five (5) trading day period ending on (and including) the business day prior to the date of close.

Q:	What if the conversion resulted in fractional shares or in an exercise price that included a fraction of a cent?

A:	As defined in the merger agreement, the number of Wind River converted options will be rounded down to the nearest whole share. Exercise prices will be rounded up to the nearest whole cent.

Q:	When will I be able to exercise my Wind River converted options?

A:	Intel will need a brief administrative blackout period to effect the conversion of Wind River stock options. During this blackout period, employees will not be able to exercise converted Wind River stock options. Intel expects that the blackout period will last approximately 30 calendar days. Converted Wind River stock options will be available for exercise following the lifting of the blackout.

Q:	What is done during the blackout period?

A:	Blackout period work includes:

•	Conversion of Wind River options to options on Intel stock

•	Implementation of administration and brokerage solutions for the converted Wind River stock program

•	Preparation of employee communication materials, including personalized option statements and detailed option exercise procedures

•	Establishment of internal business processes necessary to support the converted Wind River stock option program

•	Completion of required government filings

Q:	How will I be notified of how many converted Wind River options I hold after the share exchange conversion?

A:	Intel and Wind River will prepare individual employee statements reflecting pre- and post- close stock option data. These will be distributed to employees prior to the lifting of the blackout.

Q:	How will I be able to exercise my converted Wind River stock options?

A:	Employees with outstanding Wind River stock options will receive complete option exercise procedures prior to the lifting of the blackout. These procedures include detailed instructions for both cash exercises and cashless exercises.

Q:	If I own Wind River stock at the closing of the acquisition, what will happen to my Wind River shares?

A:	If you own Wind River stock prior to close, you will receive $11.50 in cash for each share of Wind River common stock that you owned

# # #

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Wind River. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Wind River’s business will not be successfully integrated with Intel’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Intel and Wind River compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

The tender offer for the outstanding shares of common stock of Wind River has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intel Corporation and a wholly-owned subsidiary of Intel Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Wind River will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Wind River’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.